P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

May 28, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Preliminary Proxy Materials for a Special Meeting of Shareholders

Transamerica Funds (File Nos. 033-02659, 811-04556)

(the “Registrant”)

Dear Sir or Madam:

On behalf of the above-named Registrant, we are filing today electronically through the EDGAR system, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended, a preliminary copy of the Proxy Statement, Notice of Meeting and Form of Proxy Card (the “Proxy Materials”) relating to the Special Meeting of Shareholders scheduled to be held on July 17, 2014.

The Proxy Materials seek the approval of a restructuring of Transamerica Multi-Manager International Portfolio (the “fund”) from a fund of funds to a fund operated under a “manager of managers” structure. The Proxy Materials also seek the approval of a new investment sub-advisory agreement with Rockefeller and Co., Inc. (“Rockefeller”), pursuant to which Rockefeller would serve as sub-adviser to the fund following the restructuring, and the use by the fund of the “manager of managers” exemptive order granted on August 5, 1998 by the Securities and Exchange Commission, each subject to approval by the fund’s shareholders. The Registrant anticipates the mailing of the definitive Proxy Materials to the fund’s shareholders on or about June 5, 2014.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

Transamerica Asset Management, Inc.